EXHIBIT 3.1

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation
For Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1.  Name of corporation:

Grant Life Sciences, Inc.

2.  By resolution of the board of directors pursuant to a provision in the articles of incorporation. this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

RESOLVED. that pursuant to the authority expressly granted to and vested in the Board of Directors of the Company by provisions of the Articles of Incorporation of the Company, as amended (the "Articles of Incorporation"), there hereby is created out of the shares of Preferred Stock, $.001 par value, of the Company authorized in the Amended and Restated Articles of lncorporation, tiled with the Secretary of State of the State of Nevada on November 12, 2004 (the "Preferred   Stock,") a series of Preferred Stock of the Company to be named Series A Convertible Preferred Stock," consisting of Four Million (4,000,000) shares, which series shall have the following designations, powers, preferences and relative and other special rights and the following qualifications, limitations and restrictions:

1.  Designation and Rank. The designation of such series of the Preferred Stock shall be the Series A Convertible Preferred Stock, $.001 par value (the "Series A Preferred Stock"). The maximum number of shares of Series A Preferred Stock shall be Four Million (4,000,000) shares. The Series A Preferred Stock shall rank (i) prior to the common stock, $.001 par value (the "Common Stock"), and to all other classes and series of equity securities ofthe Company which by their terms do not rank senior to the Series A Preferred Stock ("Junior Stock") and (see attached addendum for continuation)

3.  Effective date of filing (optional): _________________________________________________
(must not be later than 90 days atfer the certificate is filed)

4. Officer Signature (Required):

FilingFee: $175.00

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees

Addendum to Certificate of Designation of Grant Life Sciences, Inc.

1.    (ii) junior to any class or series of equity securities which by its terms shall rank senior to the Series A Preferred Stock. The Series A Preferred Stock shall be subordinate to and rank junior to all indebtedness of the Company now or hereafter outstanding.

2.    Dividends. In the event that the Corporation's Board of Directors declares a dividend payable to holders of any class of stock, the holder of each share of Series A Preferred Stock shall be entitled to receive a dividend equal in amount and kind to that payable to the holder of the number of shares of the Corporation's Common Stock into which that holder's Series A Preferred Stock could be converted on the record date for the dividend.

3.    Liquidation.

3.1    Upon the liquidation, dissolution and winding up of the Corporation, the holders of the Series A Preferred Stock shall be entitled to receive in cash out of the assets of the Corporation, whether from capital or from earnings available for distribution to its stockholders, before any amount shall be paid to the holders of common stock, the sum of $0.001 per share, after which the holders of Series A Preferred Stock shall share in the distribution with the holders of the Common Stock on a pari passu basis, except that in determining the appropriate distribution of available cash among the shareholders, each share of Series A Preferred Stock shall be deemed to have been converted into the number of shares of the Corporation's Common Stock into which that holder's Series A Preferred Stock could be converted on the record date for the distribution

3.2    Any distribution in connection with the liquidation, dissolution or winding up of the Corporation, or any bankruptcy or insolvency proceeding, shall be made in cash to the extent possible. Whenever any such distribution shall be paid in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors of the Corporation.

4.    Voting. Except as otherwise expressly required by law, each holder of Series A Preferred Stock shall be entitled to vote on all matters submitted to shareholders of the Corporation and shall be entitled to one hundred and fifty (150) votes for each share of Series A Preferred Stock owned at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited. Except as otherwise required by law, the holders of shares of Series A Preferred Stock shall vote together with the holders of Common Stock on all matters and shall not vote as a separate class.

5.    Voluntary Conversion. The holder of Series A Preferred Stock shall have the following conversion rights (the "Conversion Rights"):

5.1    Right to Convert. each holder of Series A Preferred Stock may, from time to time, convert any or all of such holder's shares of Series A Preferred Stock into fully paid and nonassessable shares of Common Stock in an amount equal to ten (10) shares of Common Stock for each one (1) share of Series A Preferred Stock surrendered. ..

5.2    Mechanics of Voluntary Conversion. The Voluntary Conversion of Series A Preferred Stock shall be conducted in the following manner:

5.3    Holder's Delivery Requirements. To convert Series A Preferred Stock into full shares of Common Stock on any date (the "Voluntary Conversion Date"), the Holder thereof shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 5:00 p.m., Pacific Time on such date, a copy of a fully executed notice of conversion in the form attached hereto as Exhibit I (the "Conversion Notice"), to the Company, and (B) surrender to a common carrier for delivery to the Company as soon as practicable following such Voluntary Conversion Date but in no event later than three (3) business days after such date the original certificates representing the shares of Series A Preferred Stock being converted(or an indemnification undertaking with respect to such shares in the case of their loss, theft or destruction) (the "Preferred Stock Certificates") and the originally executed Conversion Notice.3

5.4    Company's Response. Upon receipt by the Company of a facsimile copy of a Conversion Notice, the Company shall immediately send, via facsimile, a confirmation of receipt of such Conversion Notice to such holder. Upon receipt by the Company of the Preferred Stock Certificates to be converted pursuant to a Conversion Notice, together with the originally executed Conversion Notice, the Company or its designated  transfer agent (the "Transfer Agent"), as applicable, shall, within three (3) business days following the date of receipt by the Company of both, issue and surrender to a common carrier for overnight delivery to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled. If the number of shares of Preferred Stock represented by the Preferred Stock Certificate(s) submitted for conversion is greater than the number of shares of Series A Preferred Stock being converted, then the Company shall, as soon as practicable and in no event later than three (3) business days after receipt of the Preferred Stock Certificate(s) and at the Company's expense, issue and deliver to the holder a new Preferred Stock Certificate representing the number of shares of Series A Preferred Stock not converted.

5.5    Dispute Resolution. In the case of a dispute as to the determination of the arithmetic calculation of the number of shares of Common Stock to be issued upon conversion, the Company shall promptly issue to the Holder the number of shares of Common Stock that is not disputed and shall submit the disputed determinations or arithmetic calculations to the Holder via facsimile as soon as possible, but in no event later than two (2) business days after receipt of such holder's Conversion Notice. If such Holder and the Company are unable to agree upon the determination of the arithmetic calculation of the number of shares of Common Stock to be issued upon such conversion within one (1) business day of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall within one (1) business day submit via facsimile the disputed arithmetic calculation of the number of shares of Common Stock to be issued upon such conversion to an independent, outside accountant reasonably acceptable to the applicable Holder. The Company shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than three (3) business days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent manifest en-or. The reasonable expenses of such investment bank or accountant in making such determination shall be paid by the Company, in the event the Holder's calculation or determination was correct, or by the holder, in the event the Company's calculation or determination was correct, or equally by the Company and the holder in the event that neither the Company's or the Holder's calculation or determination was correct. The period of time in which the Company is required to effect conversions or redemptions under this Certificate of Designation shall be tolled with respect to the subject conversion or redemption pending resolution of any dispute by the Company made in good faith and in accordance with this Section 5.5.

5.6    Issuance of Certificates; Time Conversion Effected. Promptly, but in no event more than three (3) Trading Days, after the receipt of the Conversion Notice referred to in Subsection 5.3 and sun-ender of the Series A Preferred Stock certificate (if required), the Corporation shall issue and deliver, or the Corporation shall cause to be issued and delivered, to the Holder, registered in such name or names as the Holder may direct, a certificate or certificates for the number of whole shares of Common Stock into which the Series A Preferred Stock has been converted. In the alternative, if the Corporation's Transfer Agent is a participant in the electronic book transfer program, the Transfer Agent shall credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to the Holder's or its designee's balance account with The Depository Trust Corporation. Such conversion shall be deemed to have been effected, and the "Conversion Date" shall be deemed to have occurred, on the date on which such Conversion Notice shall have been received by the Corporation and at the time specified stated in such Conversion Notice, which must be during the calendar day of such notice. The rights of the Holder of the Series A Preferred Stock shall cease, and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby, on the Conversion Date. Issuance of shares of Common Stock issuable upon conversion that are requested to be registered in a name other than that of the registered Holder shall be subject to compliance with all applicable federal and state securities laws.

The Corporation understands that a delay in the issuance of the shares of Common Stock beyond three (3) Trading Days after the Conversion Date could result in economic loss to the Holder of the Series A Preferred Stock. As compensation to the Holder for such loss, the Corporation agrees to pay the Holder's actual losses occasioned by any "buy-in" of Common Stock necessitated by such late delivery. Furthermore, in addition to any other remedies that may be available to the Holder, if the Corporation fails for any reason to effect delivery of such shares of Common Stock within five (5) Trading Days after the Conversion Date, the Holder will be entitled to revoke the relevant Conversion Notice by delivering a notice to such effect to the Corporation. Upon delivery of such notice of revocation, the Corporation and the Holder shall each be restored to their respective positions immediately prior to delivery of such Conversion Notice, except that the Holder shall retain the right to receive the actual cost of any "buy-in."

5.7    If there is a sale, conveyance or disposition of all or substantially all of the assets of the Corporation, an effectuation by the Corporation of a transaction or series of related transactions in which more than 50% of the voting power of the Corporation is disposed of, or a consolidation, merger or other business combination of the Corporation with or into any other individual, corporation, limited liability company, partnership, association, trust or other entity or organization where the Corporation is not the survivor, then immediately prior to the occurrence of any such event each each holder of Series A Preferred Stock may convert any or all of such holder's shares of Series A Preferred Stock into fully paid and nonassessable shares of Common Stock in accordance with Section 5.1.

6.    Mandatory Conversion.

6.1    Each share of Series A Preferred Stock outstanding on the Mandatory Conversion Date shall, automatically and without any action on the part of the holder thereof, convert into a number of fully paid and nonassessable shares of Common Stock equal to the Conversion Rate.

6.2    As used herein, a "Mandatory Conversion Date" shall be the third consecutive trading day on which the common stock, currently trading on the Over the Counter Bulletin Board (OTCBB), closes at a minimum price of $0.025. The Mandatory Conversion Date and the Voluntary Conversion Date collectively are referred to in this Certificate of Designation as the "Conversion Date."

6.3    On the Mandatory Conversion Date, the outstanding shares of Series A Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon conversion of any shares of Series A Preferred Stock unless certificates evidencing such shares of Series A Preferred Stock are either delivered to the Company or the holder notifies the Company that such certificates have been lost, stolen, or destroyed, and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection therewith. Upon the occurrence of the automatic conversion of the Series A Preferred Stock pursuant to this Section 6, the holders shall sun-ender the Preferred Stock Certificates representing the Series A Preferred Stock for which the Mandatory Conversion Date has occurred to the Company and the Company shall deliver the shares of Common Stock issuable upon such conversion (in the same manner set forth in Section 5 to the holder within three (3) business days of the Holder's delivery of the applicable Preferred Stock Certificates.

 7.    Adjustment to Conversion Ratio. In order to prevent dilution of the rights granted under the Series A Preferred Stock, the Conversion Ratio will be subject to adjustment from time to time as provided in this Subsection 6.

 7.1    Adjustment of Conversion Ratio upon Subdivision or Combination of Common Stock. If the Corporation at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Ratio in effect immediately prior to such subdivision will be proportionately increased. If the Corporation at any time combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Ratio in effect immediately prior to such combination will be proportionately decreased.

7.2    Reorganization, Reclassification, Consolidation, Merger or Sale. Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Corporation's assets or other transaction which is effected in such a way that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock is referred to herein as an "Organic Change." Prior to the consummation of any Organic Change, the Corporation will make appropriate provision (in form and substance reasonably satisfactory to the Holder) to insure that the Holder will thereafter have the right to acquire and receive in lieu of or in addition to (as the case may be) the shares of Common Stock otherwise acquirable and receivable upon the conversion of this Series A Preferred Stock, such shares of stock, securities or assets as would have been issued or payable in such Organic Change with respect to or in exchange for the number of shares of Common Stock that would have been acquirable and receivable had this Series A Preferred Stock been converted into shares of Common Stock immediately prior to such Organic Change (without taking into account any limitations or restrictions on the timing of conversions). In any such case, the Corporation will make appropriate provision (in form and substance reasonably satisfactory to the Holder) with respect to the Holder's rights and interests to insure that the provisions of this Section 6.2 will thereafter be applicable to the Series A Preferred Stock. The Corporation will not effect any such consolidation, merger or sale, unless prior to the consummation thereof, the successor entity (if other than the Corporation) resulting from consolidation or merger or the entity purchasing such assets assumes, by written instrument (in form and substance reasonably satisfactory to the holders of a more than sixty-six and two-thirds percent (66-2/3%) of Series A Preferred Stock then outstanding), the obligation to deliver to each holder of Series A Preferred Stock such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to acquire.

7.3    No Reissuance of Series A Preferred Stock. Shares of Series A Preferred Stock that are converted into shares of Common Stock as provided herein shall not be reissued.

8.    Vote to Change the Terms of or Issue Series A Preferred Stock. The affirmative vote at a meeting duly called for such purpose, or the written consent without a meeting, of the holders of not less than sixty-six percent (66%) of the then outstanding shares of Series A Preferted Stock shall be required for (i) any change to the Corporation's Certificate of Incorporation that would amend, alter, change or repeal any of the preferences, limitations or relative rights of the Series A Preferred Stock, or (ii) any issuance of additional shares of Series A Preferred Stock.

9.    Notices. In case at any tine:

(a)    the Corporation shall declare any dividend upon its Common Stock payable in cash or stock or make any other pro rata distribution to the holders of its Common Stock; or

(b)    the Corporation shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or other rights; or

(c)    there shall be any Organic Change;

then, in any one or more of such cases, the Corporation shall give, by first class mail, postage prepaid, or by facsimile or by recognized overnight delivery service to non-U.S. residents, addressed to the Registered Holders of the Series A Preferred Stock at the address of each such Holder as shown on the books of the Corporation, (i) at least twenty (20) Trading Days' prior written notice of the date on which the books of the Corporation shall close or a record shall be taken for such dividend, distribution or subscription rights or for determining rights to vote in respect of any such Organic Change and (ii) in the case of any such Organic Change, at least twenty (20) Trading Days' prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause (i) shall also specify, in the case of any such dividend, distribution or subscription rights, the date on which the holders of Common Stock shall be entitled thereto, and such notice in accordance with clause (ii) shall also specify the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon such Organic Change.

10.   Record Owner. The Corporation may deem the person in whose name shares of Series A Preferred Stock shall be registered upon the registry books of the Corporation to be, and may treat him as, the absolute owner of the Series A Preferred Stock for the purposes of conversion or redemption and for all other purposes, and the Corporation shall not be affected by any notice to the contrary. All such payments and such conversion shall be valid and effective to satisfy and discharge the liabilities arising under this Certificate of Designations to the extent of the sum or sums so paid or the conversion so made.

11.    Other Provisions.

11.1    Reservation of Common Stock. The Corporation shall at all times reserve from its authorized Common Stock a sufficient number of shares to provide for conversion of all Series A Preferred Stock from time to time outstanding.

11.2    Record Holders. The Corporation and its transfer agent, if any, for the Series A Preferred Stock may deem and treat the record holder of any shares of Series A Preferred Stock as reflected on the books and records of the Corporation as the sole true and lawful owner thereof for all purposes, and neither the Corporation nor any such transfer agent shall be affected by any notice to the contrary.

12.    Restriction and Limitations. Except as expressly provided herein or as required by law so long as any shares of Series A Preferred Stock remain outstanding, the Corporation shall not, without the vote or written consent of the holders of at least a majority of the then outstanding shares of the Series A Preferred Stock, take any action which would adversely and materially affect any of the preferences, limitations or relative rights of the Series A Preferred Stock, including without limitation:

(a)    Reduce the amount payable to the holders of Series A Preferred Stock upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, or change the relative seniority of the liquidation preferences of the holders of Series A Preferred Stock to the rights upon liquidation of the holders of any other capital stock in the Corporation;

(b)    Cancel or modify adversely and materially the voting rights as provided in Section 4 herein; or

(c)    Take any action which would result in the change of control of fifty percent (50%) or more of the ownership of the Corporation.